No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

June 20, 2006

Beth Hooton Ruiz
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, CA 94025

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 6/20/2006

Re: Oracle Corporation

Dear Ms. Ruiz:

This is in regard to your letter dated June 16, 2006 concerning the shareholder proposal submitted to Oracle by Lucian Bebchuk for inclusion in Oracle's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Oracle therefore withdraws its May 30, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Mary Beth Breslin

Mary Beth Breslin
Special Counsel

cc: Professor Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

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LONDON EC2V 7NG

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75008 PARIS

1600 EL CAMINO REAL
MENLO PARK, CA 94025
650 752 2000
FAX 650 752 2111

WRITER'S DIRECT

650 752 2000

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

May 30, 2006

Re: **Oracle Corporation: Intention to Omit Stockholder Proposal of Professor Lucian Bebchuk**

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter is to inform you that Oracle Corporation (the "Company") intends to exclude from its proxy statement and form of proxy for the Company's 2006 Annual Meeting of Stockholders (collectively, the "2006 Proxy Materials") a stockholder proposal and statement in support thereof (the "Proposal") received from Lucian Bebchuk (the "Proponent"). The Proposal seeks to amend the Company's By-laws to mandate inclusion in the Company's proxy materials any qualified proposal for an amendment of the By-laws that is submitted by a stockholder even where such proposal would otherwise be properly excluded under Rule 14a-8. The Proponent's letter setting forth the Proposal is attached hereto as **Attachment A**.

We hereby respectfully request that the Staff of the Division of Corporation Finance concur in our opinion that the Proposal may be properly excluded from the 2006 Proxy Materials for the reasons set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing the Proponent of our intention to exclude the Proposal from the 2006 Proxy Materials. The Company intends to file its definitive 2006 Proxy Materials with the Commission no earlier than August 18, 2006. Accordingly, pursuant to Rule 14a-8(j), we submit this letter not less than 80 days before the Company intends to file its 2006 Proxy Materials.

As discussed more fully below, we believe that the Proposal may properly be excluded from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) – The Proposal Is Inconsistent With The Commission's Proxy Rules

Rule 14-8a(i)(3) permits the exclusion of a stockholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules..." Here, the Proposal seeks to dismantle the Commission's existing framework for regulating proxy materials by (1) eliminating the requirement of compliance with Rule 14a-8 for access to the proxy materials and (2) increasing the potential burdens on the Company to the detriment of its stockholders. This attempt to exempt Oracle's stockholders from the requirements of Rule 14a-8 is clearly contrary to existing proxy rules and should be excluded.

The Proposal would authorize any stockholder to propose one or more amendments to the By-laws of the Company at any annual meeting and would require the Company to include any and all such amendments in its proxy materials provided the Company is given sufficient notice, each proposed amendment is legally valid under state law and each proposing stockholder is able to demonstrate ownership of a requisite value of shares. The Proposal does not restrict the subject matter of any such amendment, nor does it impose any length limitation on the proposals and supporting statements. The Proposal places no limit on the number of amendments to be included in the proxy materials in a given year, nor does it restrict either duplicative or contradictory proposals. In the absence of any such constraints, the Proposal would impose substantial new obligations on the Company that are contrary to Rule 14a-8 and the Staff's guidance.

The authority to regulate what is required or permitted in a proxy statement or on a form of proxy, however, is vested exclusively in the Commission under Section 14 of the Securities and Exchange Act of 1934 and is expressed in related Rules and in Regulation 14A. The Proponent's attempt to vastly expand rights of access to the Company's proxy materials *absent* compliance with Rule 14a-8 is flatly inconsistent with the framework for access to corporate elections carefully crafted by the Commission.

The Commission and the Staff have repeatedly commented on the Commission's role as gatekeeper to the proxy statement and form of proxy through the process that Rule 14a-8 contemplates. Openly recognizing the crucial role it plays in regulating the proxy process, the Commission has made clear that proposals that would curtail or reduce its role are improper. See *Securities Exchange Act Release No. 34-40018* (May 21, 1998) (determining not to adopt proposals sharing common theme of reducing the role of the Commission and its Staff in the stockholder proposal process due, in part, to resistance among commentators to any such reduction in the Commission's participation);

Securities Exchange Act Release No. 34-20091 (Aug. 16, 1983) (rejecting proposal that would have required the inclusion of any proposal proper under state law except those involving the election of directors based on determination that "federal provision of [shareholder] access is in the best interests of shareholders and issuers alike"). When considering proposals that sought to reduce the Commission's involvement in the review of shareholder proposals, the Commission noted that "some of the proposals we are not adopting share a common theme: to reduce the Commission's and its staff's role in the process and to provide shareholders and companies with a greater opportunity to decide for themselves which proposals are sufficiently important and relevant to the company's business to justify inclusion in its proxy materials." *Securities Exchange Act Release No. 34-40018* (May 21, 1998).

The Proponent's attempt to eliminate the Commission's oversight role through a shareholder proposal directly conflicts with the Commission's express recognition of the importance of its oversight and its repeated refusals to adopt rules that reduce its role in favor of more autonomous shareholders. In addition to being contrary to the express position of the Commission on this issue, the Proposal, in seeking to supplant the legal exceptions currently embedded in Rule 14a-8, is on its face clearly contrary to existing proxy rules and can be properly excluded. Indeed, faced with a shareholder proposal nearly identical to that advanced by the Proponent, the Staff concurred that such proposal could be properly excluded pursuant to rule 14a-8(i)(3). See *State Street Corporation* (Feb. 3, 2004).

Based on the foregoing, we respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the Company's 2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call Bruce Dallas at (650) 752-2022, or George Gucker at (650) 607-3568, if we may be of any further assistance in this matter.

Sincerely,

Beth Hooton Ruiz

RECEIVED
MAY 2 2006
OFFICE OF THE GENERAL COUNSEL

Professor Lucian Bebchuk
1545 Mass. Ave., Cambridge, MA 02138
Fax (617) 812-0554

May 1, 2006

VIA OVERNIGHT MAIL

Daniel Cooperman
Senior Vice-President, General Counsel & Secretary
Oracle Corporation
500 Oracle Parkway, Mailstop 5op7
Redwood City, California 94065

Re: Shareholder Proposal of Professor Lucian Bebchuk

Dear Mr. Cooperman:

I am the owner of 250 shares of common stock of Oracle Corporation (the "Company") that I have continuously held for more than 1 year as of today's date. I intend to continue to hold these securities through the date of the Company's 2006 annual meeting of shareholders.

Pursuant to Rule 14a-8, I enclose herewith a shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2006 annual meeting of shareholders.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,

Lucian Bebchuk

Professor Lucian Bebchuk

PROPOSAL

It is hereby RESOLVED that pursuant to Section 109 of the Delaware General Corporation Law, 8 Del. C. § 109, Article 5 of the Corporation's Restated Certificate of Incorporation, and Article X of the Corporation's By-laws, the Corporation's By-laws are hereby amended by adding a new Section 10.2 to Article X of the Corporation's By-laws, as follows:

> To the extent permitted under state and federal law, the Corporation shall include in its proxy materials for the annual meeting of stockholders any qualified proposal for an amendment of the By-laws that is submitted by a stockholder and shall allow stockholders to vote with respect to such a qualified proposal on the Corporation's proxy card. For a proposal to be qualified, the following requirements must be satisfied:
> (a) The proposed amendment of the By-laws must be valid under state law;
> (b) The proposing stockholder must provide written notice to the Corporation's Secretary by the submission deadline specified by the Corporation for stockholder proposals for inclusion in the proxy materials for the annual meeting; and
> (c) The proposing stockholder must have owned at the time of the written notice submitted to the Corporation's secretary shares of the Corporation's outstanding common stock with a market value of at least $2,000 and must have held these shares for at least one year prior to the date of the written notice.
> This Section may not be repealed or amended by the Board of Directors.

This By-law shall be effective immediately and automatically as of the date it is approved by the vote of stockholders in accordance with Article X of the Corporation's By-laws.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place a proposal for a by-law amendment on the corporate ballot could in many circumstances be essential for stockholders to be able to make a meaningful use of their power under state law to initiate by-law amendments. When a stockholder is prevented from placing a proposal on the corporate ballot, the stockholder may have to incur significant costs to obtain shareholder approval of the proposal even if the proposal is one that would obtain shareholder approval were it to be placed on the corporate ballot. While SEC rules provide stockholders with some power to place proposals on the corporate ballot, these rules also establish "exceptions" that companies may use to exclude proposals from the corporate ballot. In my view, even when these exceptions are applicable, it could be desirable for the company to place on the corporate ballot proposals that satisfy the requirements of the proposed by-law.

JUN 12 2006 14:44

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WRITER'S DIRECT DIAL: (302) 622-7153

June 12, 2006

VIA TELECOPY AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal Submitted by Lucian Bebchuk for Inclusion in Oracle Corporation's 2006 Proxy Statement

Dear Sir or Madam:

Please be advised that Lucian Bebchuk has withdrawn the proposal that is the subject of a no-action request made by Oracle Corporation on May 30, 2006. A copy of Prof. Bebchuk's letter withdrawing the proposal is attached.

Sincerely,

P. Bradford deLeeuw

PBD/rm
Enclosure

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax (617)-812-0554

June 12, 2006

Via Telecopy and Overnight Mail

Daniel Cooperman
Senior Vice-President, General Counsel & Secretary
Oracle Corporation
500 Oracle Parkway, Mailstop 5op7
Redwood City, CA 94065

Re: Shareholder Proposal Submitted by Lucian Bebchuk for Inclusion in Oracle Corporation's 2006 Proxy Statement

Dear Mr. Cooperman:

I hereby withdraw the shareholder proposal which I submitted to Oracle Corporation on May 1, 2006.

Sincerely,

Lucian Bebchuk

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

1600 EL CAMINO REAL
MENLO PARK, CA 94025
650 752 2000
FAX 650 752 2111

WRITER'S DIRECT

650 752 2000

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

June 16, 2006

Re: **Oracle Corporation: Withdrawal of Request for No-Action Letter on Omission of Stockholder Proposal of Professor Lucian Bebchuk**

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter is to inform you that Oracle Corporation (the "Company") hereby withdraws it request for a no-action letter regarding its intention to omit the stockholder proposal and statement in support thereof (the "Proposal") received from Lucian Bebchuk (the "Proponent"). The Proponent has withdrawn the Proposal in a letter to the Company dated June 12, 2006 which is attached hereto as **Attachment A**.

Please do not hesitate to call Bruce Dallas at (650) 752-2022, or George Gucker at (650) 607-3568, if we may be of any further assistance in this matter.

Sincerely,

Beth Hooton Ruiz

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax (617)-812-0554

June 12, 2006

Via Telecopy and Overnight Mail

Daniel Cooperman
Senior Vice-President, General Counsel & Secretary
Oracle Corporation
500 Oracle Parkway, Mailstop 5op7
Redwood City, CA 94065

Re: Shareholder Proposal Submitted by Lucian Bebchuk for Inclusion in Oracle Corporation's 2006 Proxy Statement

Dear Mr. Cooperman:

I hereby withdraw the shareholder proposal which I submitted to Oracle Corporation on May 1, 2006.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk